Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this Exhibit is attached is filed on behalf of each of them. Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEROF, the undersigned hereby execute this Joint Filing Agreement as of October 1, 2025.

HARBOURVEST PARTNERS, LLC

By: /s/ Adam Freedman
Name: Adam Freedman
Title: Chief Compliance Officer

HARBOURVEST PARTNERS L.P.

By: HarbourVest Partners, LLC, its General Partner

By: /s/ Adam Freedman
Name: Adam Freedman
Title: Chief Compliance Officer

HVST-TOPE LLC

By: HarbourVest Partners L.P., its Manager
By: HarbourVest Partners, LLC, its General Partner

By: /s/ Adam Freedman
Name: Adam Freedman
Title: Chief Compliance Officer

SMRS-TOPE LLC

By: HVST-TOPE LLC, its Managing Member
By: HarbourVest Partners L.P., its Manager
By: HarbourVest Partners, LLC, its General Partner

By: /s/ Adam Freedman
Name: Adam Freedman
Title: Chief Compliance Officer